Exhibit 99.1

Electra Battery Materials Corporation

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS Electra Battery Materials Corporation. (the “Company”) 133 Richmond Street W, Suite 602 Toronto, Ontario M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE February 8, 2023

ITEM 3	NEWS RELEASE The Company issued a news release on February 8, 2023 announcing the material change, which was disseminated through Business Wire and subsequently filed on SEDAR.

ITEM 4

SUMMARY OF MATERIAL CHANGE

On February 8, 2023, the Company entered into subscription agreements with certain institutional investors in the United States with respect to US$51 million principal amount of 8.99% senior secured convertible notes (the “Notes”). The investors in the offering (the “Note Offering”) also received an aggregate of 10,796,054 warrants (each a “Warrant”) to purchase common shares in the capital of the Corporation (each a “Common Share”). The Note Offering was completed on February 13, 2023.

The Company used a portion of the proceeds of the Note Offering to purchase all of the outstanding approximately US$36 million of existing 6.95% senior secured notes due December 2026 (the “2026 Notes”) for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the Note Offering.

The net proceeds of the Note Offering to the Company, after the purchase and cancellation of the 2026 Notes and payment of accrued and unpaid interest thereon, is approximately US$14 million.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

On February 8, 2023, the Company announced the Note Offering and the issuance of the Warrants, with a portion of the Note Offering being used to purchase all of the outstanding approximately US$36 million principal amount of 2026 Notes for cancellation at par, plus accrued and unpaid interest through the Closing Date of the Note Offering for net proceeds to the Company of approximately US$14 million after the purchase and cancellation of the 2026 Notes and payment of accrued and unpaid interest to February 13, 2023. The net proceeds of the Note Offering will be used to finance capital expenditures associated with the expansion and recommissioning of the Company’s wholly-owned hydrometallurgical cobalt refinery (the “Refinery”) located in Ontario, Canada, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs, and transaction costs associated with the Note Offering and repurchase of the 2026 Notes.

Upon completion of the Note Offering and purchase and cancellation of the 2026 Notes, the Company has US$51 million principal amount of Notes outstanding and no 2026 Notes outstanding.

Upon closing of the Note Offering, the Company entered into a note indenture (the “Note Indenture”) with the trustee for the Notes (the “Trustee”), as well as other customary associated security documentation, and a warrant indenture with respect to the Warrants (the “Warrant Indenture”).

The initial conversion rate of the Notes is 403.2140 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.48 per Common Share) subject to certain adjustments set forth in the Note Indenture (the “Conversion Price”).

The Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year, and mature in February 2028. During the first 12 months of the term of the Notes, the Company may pay interest through the issuance of Common Shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the Note Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of Common Shares shall be reduced to 10.75% per year.

The Company is the borrower under the Notes, and the obligations are guaranteed by the Company’s Canadian, United States, and Australian subsidiaries, as well as any other subsidiary that guarantees the Company’s obligations from time to time, subject to certain customary exclusions. The Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors.

The initial noteholders also received a royalty of (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where “Operating Revenue” consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements are subject to a cumulative cap of US$6.0 million. Payment of the royalty is secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors.

The Indenture contains certain positive and negative covenants in favour of the Trustee for the benefit of the Noteholders. The Company will be obligated to make an offer to repurchase a portion of the Notes at par, or in their entirety at a premium of 105% to par, in certain circumstances. After the second anniversary of the issue date of the Notes, the Company may mandate the conversion of the Notes at its option in the event the trading price of the Common Shares exceeds 150% of the conversion price of the Notes at such time for at least 20 trading days, whether consecutive or not, during any consecutive 30 trading day period.

The Notes will also be subject to customary events of default, dilution protection and limitations on beneficial ownership.

Upon any early conversion of Notes, the Company will make an interest make-whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or Common Shares at the Company’s election. The Note Indenture also provides for payments to be made in the event of a fundamental change, such as a change of control. In accordance with the policies of the TSX Venture Exchange (“TSXV”), for as long as the Company is listed on the TSXV, aggregate consideration that is deemed “interest” under the Notes which, for clarity, does not include value realized on conversion of Notes or Warrants, but includes royalty payments, is capped at 24% per year absent TSXV approval.

The Warrants are exercisable for five years at an exercise price of US$2.48.

Certain price-based adjustment mechanisms apply to the Notes and the Warrants, such that, provided the Company is not listed on TSXV at the time, if on the eight month anniversary of the issuance of the Notes, the 20-day volume-weighted average trading price (“VWAP”) of the Common Shares immediately prior to such date is less than 85% of the reference price used to determine the conversion price of the Notes and the exercise price of the Warrants (the “Reference Price”), the Company will be required to make an offer to the Noteholders and Warrantholders to exchange all the outstanding Notes and Warrants for new securities that are substantially identical to the Notes and Warrants within 35 days of such offer (a “Securities Exchange”), except that (i) the principal amount of exchanged notes shall be increased by any accrued and unpaid interest on the Notes otherwise payable through the exchange date, (ii) the minimum length of the term of the new securities would be five years from the date of issuance of the new securities, and (iii) the conversion rate and the conversion price or exercise price of the new securities would be equal to a 17.5% premium to the VWAP on the date of such exchange, subject to certain applicable minimums.

A Securities Exchange cannot occur for as long as the Company is listed on TSXV. The Company has agreed to certain positive covenants with the Trustee and the warrant agent in favour of the Noteholders and Warrantholders in the event the Company is required to pay Noteholders “deemed interest” in excess of 24% under the Notes but is prevented from being paid such entitlement pursuant to TSXV policies, or to effect a Securities Exchange, including, if on the six-month anniversary of the issuance of the Notes, the VWAP is less than 85.0% of the Reference Price, or the Company has not secured additional investment of at least US$10 million through a sale of Common Shares, the Company will take steps to either obtain approval of the TSXV for a Securities Exchange or de-list the Common Shares from TSXV and relist the Common Shares for trading on a Canadian securities exchange other than TSXV, if required.

The Common Shares issuable pursuant to the terms of the Notes and/or the Warrants will be subject to customary registration rights.

Additional details with respect to the Notes, Warrants and royalty are available in the Company’s news releases dated February 8 and February 13, 2023, as well as in the Note Indenture and the Warrant Indenture, each of which will be filed on SEDAR and EDGAR.

Cantor Fitzgerald & Co. (“CF&Co”) acted as sole placement agent for the Note Offering and received a cash fee equal to 4% of the difference between the principal amount of Notes issued and the outstanding principal amount of 2026 Notes, a portion of which cash fee was satisfied by the issuance of 27,500 Common Shares at a price of US$2.18, as well as an additional placement agent fee of 50,000 Common Shares.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102 Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION There is no information of a material nature that has been omitted.

ITEM 8	EXECUTIVE OFFICER The following executive officer of the Company is knowledgeable about the material change and this report: Joe Racanelli Vice President, Investor Relations Telephone: 416-900-3891

ITEM 9	DATE OF REPORT February 13, 2023

Cautionary Note Regarding Forward-Looking Statements:

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the attributes and terms of the Notes and related agreements and the expected use of proceeds of the Offering. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.